AIS

05011386

September 12, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 115/2005**

  Subject: The Resolution of Debenture holders' Meeting Regarding an Amendment the Terms and Conditions of the Company's Debentures and the Date of Debenture holders' Meeting of AIS073A

  Date: September 12, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
SEP 21 2005
THOMSON
FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

September 12, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 115/2005**

  Subject: The Resolution of Debenture holders' Meeting Regarding an Amendment the Terms and Conditions of the Company's Debentures and the Date of Debenture holders' Meeting of AIS073A

  Date: September 12, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
September 12, 2005

AIS-CP 115/2005

September 12, 2005

Re: The Resolution of Debenture holders' Meeting Regarding an Amendment the Terms and Conditions of the Company's Debentures and the Date of Debenture holders' Meeting of AIS073A

To: The President
The Stock Exchange of Thailand

We would like to inform you that Advanced Info Service Public Company Limited ("the Company") held the debenture holders' meeting on September 12, 2005, at 14.30 in the Grand Ballroom, Four Seasons Hotel, Bangkok. The Company seeks approval at the debenture holders' meeting to amend the terms and conditions of the dividend covenant of the Company's debentures in order to increase the flexibility in dividend payments. The details are as follow:

1. Amortizing Debentures of Advanced Info Service Plc. No. 1/2001, due 2006 (AIS063A)
2. Debentures of Advanced Info Service Plc. No. 3/2001, due 2006 (AIS06NA)
3. Debentures of Advanced Info Service Plc. No. 1/2002, due 2009 (AIS093A)
4. Amortizing Debentures of Advanced Info Service Plc. No. 2/2002, due 2009 (AIS093B)
5. Debentures of Advanced Info Service Plc. No. 3/2002, due 2007 (AIS073A)
6. Amortizing Debentures of Advanced Info Service Plc. No. 4/2002, due 2007 (AIS07OA)

The debenture holders of AIS063A, AIS06NA, AIS093A, AIS093B, and AIS07OA resolved to give approval for the Company to pay dividends to shareholders over 40% of net profit, on the condition that the Company must receive at least an "**AA**" rating from a credit rating agency that has been approved by the Office of the Securities and Exchange Commission. This rating must be received within a period of 45 days before the approval of the dividend payment by the board of directors.

In the event that the Company is in default of principal or interest payment under the debentures in any installment, the Company shall not pay dividends in any form whatsoever to the shareholders of the Company.

However, since the quorum of AIS073A was not complete; the Chairman of meeting announced that the new debenture holders' meeting of AIS073A will be arranged on September 22, 2005, at 14.30 in the Auditorium, Shinawatra Tower 1, 19th Floor, Phaholyothin Road, Bangkok.